SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     Effective June 1, 2010, Telvent GIT, S.A. (the “Company” or “Telvent”) appointed Mr. Alfredo Escriba as its Executive Vice President of Transportation, succeeding Mr. José María Flores, who left the Company, effective June 1, 2010. Additionally, effective June 1, 2010, the Company appointed Mr. Manuel Losada as Executive Vice President of Telvent Energy and promoted Mr. John Leiferman to President of Agriculture, effective June 1, 2010.
     Mr. Alfredo Escriba, age 40, joined Telvent in 1995 as a project engineer in the Traffic Department. After living in Brazil and Argentina for six years managing the local Transportation business, he was appointed as the Vice President of the International Traffic Business in 2002. In 2007, Mr. Escriba moved to Rockville, Maryland, as Senior Vice President and General Manager of Telvent Transportation North America. He has a degree in engineering by the Universidad Politecnica de Madrid in Spain and an MBA by the IAE in Buenos Aires, Argentina.
     Mr. Manuel Losada, age 38, joined Telvent in 1999 as a project engineer in the Electric Department of Telvent. He has served in different positions within the Energy Segment including living in Sweden as General Manager of Telvent Sweden and as Project Director of the AMI project with Vattenfall. In 2009, he was promoted to Vice President of the Electric sub-segment of Telvent Energy. Mr. Losada holds a degree in industrial engineering, with a specialization in electricity, from Seville University in Seville, Spain, and at Danmarks Tekniske Universitet in Denmark, Copenhagen. He holds an MBA from San Telmo’s Institute in Seville, Spain and a Master in Building and Managing Enterprises from Industrial Organization Business School in Seville, Spain.
     Mr. John Leiferman, age 52, joined Telvent DTN in 1996. Prior to his 2009 appointment to President of Telvent DTN (Agriculture), he served in many capacities, including both the Chief Operating Officer and Chief Financial Officer. Mr. Leiferman holds a Bachelor of Science in Business Administration from the University of Nebraska and is a Certified Public Accountant.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: June 2, 2010	By:	/s/ Ignacio Gonzalez Dominguez
		Name:	Ignacio Gonzalez Dominguez
		Title:	Chief Executive Officer